Exhibit 99.1

#770 – 800 West Pender Street
Vancouver, BC  V6C 2V6
P: 604-630-1399
F: 604-681-0894

MAG Silver Corp.	June 23, 2015
For Immediate Release	NR#15-04

MAG SILVER REPORTS VOTING RESULTS FROM THE AGSM

Vancouver, BC -- MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) (“MAG” or the “Company”) announced today that at its annual general and special meeting (the “AGSM”) held on June 22, 2015, MAG’s shareholders approved by majority to: set the board at eight, elect all eight directors standing for election, re-appoint Deloitte LLP as the Company’s auditor, and approve certain amendments to Company’s Deferred Share Unit Plan.

Detailed results of the votes held by ballot at the AGSM are set out below.

Nominee	Total Votes Cast	Votes For	Total Votes Cast Against	% For	Votes Withheld	% Against	% Withheld
Peter D. Barnes	41,272,700	41,233,315	0	99.90	39,385	0.00	0.10
Richard P. Clark	41,272,700	41,102,498	0	99.59	170,202	0.00	0.41
Richard M. Colterjohn	41,272,700	41,229,252	0	99.89	43,448	0.00	0.11
Jill D. Leversage	41,272,700	41,210,807	0	99.85	61,893	0.00	0.15
Daniel T. MacInnis	41,272,700	41,170,291	0	99.75	102,409	0.00	0.25
George N. Paspalas	41,272,700	41,216,777	0	99.86	55,923	0.00	0.14
Jonathan A. Rubenstein	41,272,700	40,927,458	0	99.16	345,242	0.00	0.84
Derek C. White	41,272,700	41,042,989	0	99.44	229,711	0.00	0.56
Directors’ Deferred Share Unit Plan	51,018,893	39,955,390	11,063,503	78.31	0	21.69	0.00

George Paspalas, CEO and President of MAG Silver Corp., extends his thanks to the shareholders of the Company for their continued support.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and Fresnillo plc are jointly developing the high grade Juanicipio Project in Zacatecas State, Mexico. The Company holds a portfolio of other properties in Mexico including a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.
“George Paspalas”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

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Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.

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